Exhibit 11-1
The Navigators Group, Inc. and Subsidiaries
Computation of Per Share Earnings
Earnings Per Share of Common Stock and Common Stock Equivalents
($ in thousands, except per share data)

	Year Ended December 31,
	2005	2004	2003
Net income applicable to common stock	$23,564	$34,865	$7,685
Average number of common shares outstanding	13,528	12,598	9,446
Net income per share—Basic	$1.74	$2.77	$0.81
Average number of common shares outstanding	13,528	12,598	9,446
Add: Assumed exercise of stock options and vesting of stock grants	128	117	139

Common and common equivalent shares outstanding	13,657	12,715	9,585

Net income per share—Diluted	$1.73	$2.74	$0.80